Pioneer ILS Interval Fund

60 State Street

Boston, Massachusetts 02110

September 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer ILS Interval Fund
Registration Statement on Form N-2
(File Nos. 333-197909; 811-22987)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the Registration Statement on Form N-2 of Pioneer ILS Interval Fund (the “Registrant”), filed on August 6, 2014, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Pioneer ILS Interval Fund

By:	/s/ Christopher J. Kelley
Name: Christopher J. Kelley
Title: Secretary